SAVE Your Investment in On Track Innovations (OTIV)

Letter from Jerry Ivy – fellow shareholder

October 18, 2012

Dear Fellow On Track Innovations Shareholder,

My name is Jerry Ivy, and I own an aggregate of 3,063,916 shares of Common Stock of On Track Innovations Ltd.  ("Company" or "On Track" or “OTIV”) representing approximately 9.84% of outstanding shares. As a fellow shareholder who has held the Company’s shares for several years, I have seen the value of our investment erode under the current board and management team. It is time for us to send a strong message to On Track’s board that the status quo is no longer acceptable.

Moreover, OTIV’s recent letter to shareholders dated Oct. 17th illustrates my concerns about the board.  In the section entitled “Business Overview”, the letter has no financial information at all!  The Board wants to ignore its track record involving revenue, profits, earnings per share and stock price.  And we as shareholders cannot let that happen.

Please join me in sending that message by voting AGAINST election of each director nominee at the Company's 2012 Annual General Meeting of Shareholders (the "Annual Meeting"). I believe that defeating the election of the director nominees and the election of a reconstituted Board with a majority of new, highly-qualified independent directors is necessary to end the erosion of shareholder value and to chart a new path of success for the Company.

You will soon receive, if you have not already, a form of proxy from On Track for its Annual General Meeting of shareholders to be held on November 9, 2012.

I URGE YOU TO VOTE “AGAINST” EACH NOMINEE FOR DIRECTOR.

The current board of directors has proven incapable, or unwilling, to make the changes necessary to reverse the Company's poor performance, and realize OTIV’s long promised potential.

There are many reasons for voting “Against” these nominees, including:

•

Continued dismal financial performance of the Company

o

22 years without a profit. OTIV incurred $5.7 million pre-tax loss during first six months of 2QFY12 (ending June 30, 2012), compared to a loss of $2.3 million for the corresponding period in FY2011. OTIV has suffered a cumulative operating loss of $90.4M in the last 6 fiscal years [FY2006-FY2011].

o

 Deteriorating trend in revenue growth. Total revenues declined 24% yoy in the first half of 2012. Assuming OTIV maintains its current revenue run-rate of $7.7 million for 2QFY2012, full year revenue is likely to be $35.8 million - 30% lower than FY2011 revenue and similar to what the company achieved in FY2006.

o

Failure to capitalize on research and development (“R&D”) expenditures. Since 2006, OTIV has invested over $50 million in R&D and an additional $23 million on acquisitions. Not only has revenue growth faltered during this period but more importantly, the Company’s share price has declined 83% (from 1/1/2007 to 10/15/2012).

•

Plummeting Stock price - Down 83% since 1 January 2007. In fact, over the last one year, OTIV’s share price has declined 28% versus 15% increase in NASDAQ Index and 17% increase in Russell 3000 Index.

•

Interests of Executives are not aligned with shareholders

o

While shareholders have suffered from declining revenue and deteriorating share price performance, the Board continues to reward management for poor performance. In FY2011, executives received $2.75M as compensation, which is approximately 80% more than the executive compensation paid in FY2007. Between 2007-2011, management received a grand total of $11.26 million in executive compensation for failing to generate a single dollar of profit while losing significant amount of shareholder value.

•

Poor corporate governance practices

o

Oded Bashan has been the Chairman & CEO since 1990 and is on the Compensation & Investment Committee. The CEO is also the chairman of the company which calls into question the corporate governance policies of the company.

o

Ohad Bashan, the son of Oded Bashan, Co-Founder, CEO and Chairman, is the President and Chief Marketing Officer, and until 2011 a Director.

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There is an alternative!

As a long-term shareholder who owns 9.84% of OTIV, I recently announced that I will nominate a slate of experienced, qualified individuals as directors.  Under Israeli corporate laws, you cannot vote for my nominees at this meeting.  Instead, you first need to vote “Against” OTI’s nominees.

My nominees will include the following individuals:

Dilip Singh:  Forty years of experience in operations, executive management, and board positions with global Fortune 500 telecom carriers, software companies, and entrepreneurial start-ups.  Mr. Singh has extensive experience in public and private company turnarounds, global mergers and acquisitions, and international business development.  In addition to the value created by Mr. Singh at MRV Communications (OTC Markets: MRVC), he also created tremendous value for shareholders of PLX Technology (Nasdaq: PLXT) by running a proxy contest against the incumbent board which resulted in a doubling of the stock price and the sale of the company to IDT.  Mr. Singh is currently CEO of InfuSystems Holdings Inc. (NYSE: INFU)

Rick Coleman:  Over 30 years of executive management experience in technology companies in roles such as Advanced Technology Research and Development, Software Development, Customer Service, Sales and Marketing, Product Management, Business Development, and Human Resources.  His extensive change management experience includes first-stage start-ups, acquisitions, mergers, and re-engineering or consolidation in multinational Fortune 500 companies.  Among his successes was his leadership of MetroNet Communications which delivered a 900% return to investors during his tenure.

Chuck Gillman:  Over 15 years experience in increasing shareholder value at undervalued companies, often through proxy contests.  Chuck has pushed for improved corporate governance at companies including MAG Silver (NYSE: MVG), MRV Communications (OTC Markets: MRVC), which through his efforts returned more than $100 million in cash to shareholders), and Osteotech (pre-acquisition ticker: OSTE) which resulted in a sale of the company to Medtronic at a very full price, with shareholders more than doubling their money.

Jeff Eberwein:  Former Portfolio Manager at Soros Fund Management and an investor in the technology sector.  Mr. Eberwein currently serves on the board of Goldfield Corporation (NYSE: GV), a company whose stock is up 750% thus far in 2012, where he is a member of the Audit Committee.  Mr. Eberwein serves on the Board of Digirad Corporation (Nasdaq: DRAD), a medical imaging company where he chairs the Strategic Advisory Committee and also serves as a member of the Compensation and Governance Committees.  Mr. Eberwein earned an MBA from The Wharton School, University of Pennsylvania and a BBA with High Honors from The University of Texas at Austin.

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OUR NOMINEES HAVE BOTH THE EXPERIENCE AND QUALIFICATIONS NEEDED TO IMPROVE THE PERFORMANCE OF OTIV AND THEREFORE THE VALUE OF ITS STOCK

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Mr. Ivy is not currently soliciting votes for his nominees.  To assist our effort to change the board of OTIV, we are requesting all shareholders to vote AGAINST the election of directors at the November 9, 2012 Annual General Shareholder Meeting.

OTIV is governed by laws which do not provide us access to shareholder contact information. Consequently, we are unable to directly reach out to you. If you want us to contact you, please email your name and contact information to otiv@markbeattylaw.com or call 877-777-4270.

Your vote is very important, regardless of how many shares you own. If you have any questions, or need assistance in voting your shares, please call our proxy solicitors, Alliance Advisors at 877-777-4270, or go to www.otivinfo.com.

Please rest assured that all communication with us and Alliance Advisors will not be shared with any party and will be held in strict confidentiality.

Thank you for your help and support – together, we can effect change in OTIV!

Sincerely,

Jerry Ivy

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